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WRITER'S DIRECT LINE

202 682-7296

October 27, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
OCT 31 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 27 2005
WASH., D.C. 198

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission file No: 82-4908

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

PRELIMINARY RESULTS

GREENCORE CONFIRMED TODAY THAT THE PRELIMINARY RESULTS IN RESPECT OF THE YEAR ENDED 30th SEPTEMBER, 2005 WILL BE ANNOUNCED ON TUESDAY 22nd NOVEMBER, 2005.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

12th October, 2005.

Commission File No 82-4908

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS YESTERDAY RECEIVED A NOTIFICATION FROM BRANDES INVESTMENT PARTNERS L.P. ("BRANDES"), A U.S. REGISTERED INVESTMENT ADVISOR, DATED 26th September, 2005, THAT BRANDES HAS A NOTIFIABLE INTEREST IN 3,815,140 (1.95%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. THE SHARES ARE HELD ON BEHALF OF A RANGE OF CLIENTS OF BRANDES.

C. M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

27th September, 2005.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer Greencore Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). (iii)
3	Name of person discharging managerial responsibilities/director Caroline Bergin	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Holding of Company Secretary named at 3
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Holding of shareholder named at 3	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Euro .63 Ordinary shares
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them Caroline Bergin	8	State the nature of the transaction SCRIP Dividend Scheme
9	Number of shares, debentures or financial instruments relating to shares acquired 86 Ordinary Shares	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) .0000004%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction €3.42	14	Date and place of transaction 4th October, 2005
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 7,344 .0000375%	16	Date issuer informed of transaction 4th October, 2005

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries Caroline Bergin 00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification

Caroline Bergin, Group Company Secretary

Date of notification 4th October, 2005

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

[1] ***Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.***

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer Greencore Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). (iii)
3	Name of person discharging managerial responsibilities/director Anthony Hynes	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Holding of director named at 3 & Mrs. Sylvie Hynes
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Holding of shareholder named at 3 and Mrs. Sylvie Hynes	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Euro .63 Ordinary shares
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them Anthony and Sylvie Hynes jointly	8	State the nature of the transaction SCRIP Dividend Scheme
9	Number of shares, debentures or financial instruments relating to shares acquired 223 Ordinary Shares	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) .0000011%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction €3.42	14	Date and place of transaction 4th October, 2005
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 19,118 .0000978%	16	Date issuer informed of transaction 4th October, 2005

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries Caroline Bergin 00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification
Caroline Bergin, Group Company Secretary
Date of notification 4th October, 2005

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[2] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

---

[2] *Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.*

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer Greencore Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). (iii)
3	Name of person discharging managerial responsibilities/director Edmond Sullivan	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Holding of Director named at 3
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Holding of shareholder named at 3	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Euro .63 Ordinary shares
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them Edmond Sullivan	8	State the nature of the transaction SCRIP Dividend Scheme
9	Number of shares, debentures or financial instruments relating to shares acquired 249 Ordinary Shares	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) .0000012%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction €3.42	14	Date and place of transaction 4th October, 2005
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 21,340 .0001091%	16	Date issuer informed of transaction 4th October, 2005

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries Caroline Bergin 00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification Caroline Bergin, Group Company Secretary **Date of notification** 4th October, 2005

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[3] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(9) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(10) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(11) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(12) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

[3] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer Greencore Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). (iii)
3	Name of person discharging managerial responsibilities/director Sean FitzPatrick	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Holding of Director named at 3
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Holding of shareholder named at 3	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Euro .63 Ordinary shares
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them Sean FitzPatrick	8	State the nature of the transaction SCRIP Dividend Scheme
9	Number of shares, debentures or financial instruments relating to shares acquired 258 Ordinary Shares	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) .0000013%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction €3.42	14	Date and place of transaction 4th October, 2005
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 22,056 .0001128%	16	Date issuer informed of transaction 4th October, 2005

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries Caroline Bergin 00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification

Caroline Bergin, Group Company Secretary

Date of notification 4th October, 2005

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[4] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(13) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(14) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(15) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(16) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

[4] ***Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.***

Commission File No. 82-4908

GREENCORE GROUP PLC

CONTACT:
PATRICK COVENEY, CHIEF FINANCIAL OFFICER TEL: +353 (0)1 6051003
FAX: +353 (0)1 6051103

BILLY MURPHY/JOE CARMODY, DRURY COMMUNICATIONS TEL: +353 (0)1 2605000

GREENCORE REBALANCES CONVENIENCE FOOD PORTFOLIO

Greencore Group plc ("Greencore") today (Wednesday, 5 October 2005) announces a number of development initiatives undertaken during the last two months. These comprise the acquisition of a UK premium sandwich business, the disposal of the Group's underperforming UK pizza business and the disposal of a non-core meat products business.

1. ACQUISITION OF OLDFIELDS LIMITED

Greencore has extended its number one market position in the growing UK sandwich category through the acquisition of Oldfields Limited ("Oldfields") for a consideration of €17.3 million. Oldfields is the leading producer of premium sandwiches and paninis in the UK coffee bar sector, with annual output in excess of 25 million sandwiches. The business operates from a newly built state-of-the-art facility in East London and has significant available capacity to support both the expected growth in the Oldfields business and substantial growth in Greencore's existing business. The gross assets of the business acquired were €5.4 million.

This acquisition is consistent with Greencore's strategy of:
- Extending its leadership positions in concentrated and growing chilled convenience food categories.
- Complementing its strong positions with multiple food retailers by increasing its presence in 'alternative channels'.
- Increasing its value to consumers and customers by delivering more 'crafted' premium offerings.

2. DISPOSAL OF GREENCORE PIZZA

The Group has sold its UK pizza business to Pizza Canadian Limited (a newly formed company established by members of the existing management team) for a nominal consideration. Greencore Pizza was involved in the manufacture of both topped pizza and pizza crusts, primarily for the retail multiple market.

Notwithstanding the operational improvement over the past 12 months, this business, as flagged in the Greencore 2004 Annual Report, has consistently failed to deliver the performance or returns that the Group demands. Consequently, the Group has decided to exit this sector of the UK convenience food market and to focus its resources on other categories where the Group has attractive market positions. The gross assets of Greencore Pizza as at 30 September 2004 were €36.0 million. An exceptional charge of approximately €40 million (net of tax) relating primarily to a write-down of asset values will be reflected in the September 2005 financial statements.

3. DISPOSAL OF FELDHUES

The Group has also sold a small non-core food business, Feldhues GmbH ("Feldhues"), to O.N. Nederland B.V., a Netherlands based private investment group for a consideration of €10 million. Feldhues produces a range of deli-style meat products and has operations in Metelen, Germany, and in Monaghan, Ireland. The gross assets of Feldhues as at 30 September 2004 were €7.6 million.

Greencore Group Chief Executive David Dilger said:

"These developments represent important steps in the evolution of the Group's Convenience Food portfolio. We are especially excited about Oldfields, which will accelerate our move to the premium end of the market and increase our presence in 'alternative channels'. Indeed, this move represents something of a watershed for Greencore, it being our first acquisition since Hazlewood in early 2001.

"Our decision to exit the UK pizza business, while not made lightly, reflects the determination of the Group to maintain rigorous financial discipline. Taken together, these developments clearly signal our commitment to rebalance the UK portfolio towards categories where we can sustain strong leadership positions, satisfy growing consumer needs and deliver attractive returns on capital."

ENDS

CAROLINE BERGIN
GROUP COMPANY SECRETARY
ST STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

5 OCTOBER 2005